August 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter, Staff Accountant
Andrew Blume, Senior Accountant
Thomas Jones, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Fitell Corporation
Draft Registration Statement on Form F-1
Submitted June 17, 2022
CIK No. 0001928581

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Draft Registration Statement on Form F-1 (the “Amended DRS”) in response to the comments of the staff (the “Staff”), dated July 14, 2022, with reference to the Company’s Draft Registration Statement on Form F-1 filed with the Commission on June 17, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Draft Registration Statement on Form F-1

General

1. Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May 2022.

Response: In response to the Staff’s comment, the Company advises that it does not have operations, material customers, vendors or other counter-parties located in or organized under the laws of the Russian Federation, Ukraine, or Belarus. Accordingly, management does not believe Russia’s invasion of Ukraine and the international response has had or will have a material direct impact on the financial condition, results of operations or business of the Company. However, any indirect impact on the business of the Company due to Russia’s invasion of Ukraine and the international response is difficult to measure and predict. As such, the Company has revised the related risk factor on page 16 of the Amended DRS to state as follows:

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Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Currently, we do not do any business with parties in Russia, Ukraine or Belarus, nor are any of the products that we sell or the parts for such products manufactured in Russia, Ukraine or Belarus. In addition, Russia’s invasion of Ukraine and the international sanctions against Russia that followed the invasion have not had a direct effect on our business. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

2. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that, as noted above, the Company currently does not do any business with parties in Russia, Ukraine or Belarus, nor are any of the products that the Company sells or the parts for such products manufactured in Russia, Ukraine or Belarus. Management does not believe there is new or heightened risk of potential cyberattacks that would affect the Company by state actors or others since Russia’s invasion of Ukraine.

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3. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, although inflation has most likely negatively impacted consumers’ and vendors’ spending decisions globally, management believes that the Company’s operations have not experienced and is not experiencing quantifiable inflationary pressures or rising costs. The Company’s cost of supplies and logistics costs have decreased approximately 10% and 19% respectively from December 2021 to June 2022.

Cover Page

4. We note the disclosure throughout your document about China, such as the disclosure on pages 2 and 34 about your license agreements, the disclosure on page 16 that a significant portion of the products that you purchase are manufactured abroad in China and the disclosure on pages 50-52 about the markets in China. Please revise your disclosure throughout the filing to address, to the extent applicable, the comments set forth in the sample letter to China-based companies available on our website. For example, revise your disclosure to address comments 2, 7, 8 and 14 of the sample letter to the extent applicable.

Response: The Company respectfully informs the Staff that the Company is not based in nor does it have a majority of its operations in China. The Company is based in New South Wales, Australia, and is incorporated under the laws of the Cayman Islands, with its operating subsidiary incorporated under the laws of Australia. All officers and directors/director nominees of the Company are citizens and residents of Australia or the United States. In addition, none of the Company or any of its subsidiaries is require by Chinese authorities to acquire permissions, permits or approvals to operate its business and to offer its registered securities to foreign investors. Further, no Chinese governmental, regional or regulatory authority has any oversight, discretion, or control over the conduct of the Company’s business.

The Company’s agreement with its licensee, Js&Je Company Limited, a Hong Kong company, includes supplying fitness equipment and providing a one stop solution for the licensee in consulting services such as site selection, studio designing and build-out, pre-opening and ongoing training and support. The Company does not own or operate such fitness centers. Revenue from this licensing agreement was 0.0% of the Company’s revenue in the fiscal year ended June 30, 2021 and expected to be less than 15.0% of the Company’s revenue in the fiscal year ended June 30, 2022.

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Approximately 60% of the products that the Company purchases are manufactured in China by Chinese manufacturers. The Company does not own or operate such manufacturers in China. The Company purchases products from such manufacturers, and can, at any time, seek alternative suppliers or vendors.

Accordingly, the Company does not believe that risks and uncertainties regarding the enforcement of laws in China, the risk that rules and regulations in China can change quickly with little advance notice, or the risk that the Chinese government may intervene or influence the operations of such suppliers and vendors and licensee would materially affect the business of the Company.

The Company’s future commercial strategies may include online sales of nutrition supplements internationally, including from and in China. However, the Company has not, to date, implemented such sales strategy, and the Company does not currently offer online sales of nutrition supplements in China or elsewhere.

Cautionary Statement Regarding Forward-Looking Statements, page iii

5. Please revise this section to remove the reference to the safe harbor provisions as they are inapplicable to initial public offerings.

Response: In response to the Staff’s comment, the Company has revised the Amended DRS on page iii.

Licensing Business, page 2

6. Please disclose, if material, the percentage of your revenues from the license agreement mentioned in this section.

Response: In response to the Staff’s comment, the Company has included the following disclosure on pages 2, 34, and 54 of the Amended DRS:

Revenue from the licensing agreement was 0.0% of the Company’s revenue in the fiscal year ended June 30, 2021 and expected to be less than 15.0% of the Company’s revenue in the fiscal year ended June 30, 2022.

7. Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

Response: The Company did not commission any third-party data presented in the Draft Registration Statement.

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Risk Factors, page 14

8. Please include a risk factor to highlight the risks, such as write downs, related to the amount of your intangible assets on your balance represent approximately 23% of your total assets as of December 31, 2021.

Response: In response to the Staff’s comment, the Company has included the following risk factor disclosure on page 16 of the Amended DRS:

Failure to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.

We are required to manage a large volume of inventory effectively for our business. We depend on our forecasts for the anticipated demand for our products to make procurement plans and manage our inventory. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, product defects, changes in user spending patterns, supplier back orders and other supplier-related issues, as well as the volatile economic environment in the markets where we sell our products. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of demand may result in inventory write-downs or an increase in inventory holding costs and a potential negative effect on our liquidity. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

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The Company’s intangible assets consist of brand names and goodwill. At December 31, 2021 and 2020, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the six-month periods ended December 31, 2021 and 2020.

Conversely, if we underestimate customer demand, or if our suppliers fail to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to purchase our products at higher costs, leading to a negative impact on our financial condition and our relationships with distributors. Under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for stocks that are in higher demands. These results could adversely affect our business, financial condition and results of operations.

Risk Factors, A significant amount of our products are manufactured abroad, page 16

9. Please expand the disclosure on page 16 about “A significant portion of the products that we purchase is manufactured abroad in China” to quantify the “significant portion.” Also, revise the disclosure on page 56 about the four suppliers that “represent over 5% of [y]our supplies” to clarify which of the four suppliers are from Australia and China.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 16 to disclose that approximately 60% of the products that the Company purchases are manufactured abroad in China.

In addition, the Company has revised the disclosure on page 56 to disclose that the four suppliers that represent over 5% of the Company’s supplies are based in China, and the Company has not entered into any written agreements with these four suppliers. The Company places purchase orders with these four suppliers at any time as needed.

Enforceability of Civil Liabilities, page 31

10. We note your disclosure on pages 63—64 about your officers and directors. Please revise the disclosure on page 31 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of China or Hong Kong and discuss the difficulty of bringing actions against them and enforcing judgments against them. Also, revise the appropriate risk factor to highlight, if applicable, such risk.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that all of the Company’s officers, directors/director nominees are citizens and residents of either Australia or the United States.

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11. Please ensure that the consents filed by the firms referenced in this section include the consent to use their names in this section of your prospectus.

Response: In response to the Staff’s comment, the Company will ensure that the consents filed by the firms referenced in this section will include the consent to use their names in the referenced section of the Company’s prospectus.

Suppliers and Customers, page 56

12. Please revise the disclosure in this section to clarify whether you have written agreements with the four suppliers mentioned on page 56 and disclose, if applicable, the material terms of the agreements.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company has not entered into any written agreements with the four suppliers mentioned on page 56. The Company places purchase orders with these four suppliers at any time as needed. The Company has revised the disclosure on page 56 to indicate the above.

Facilities, page 61

13. Please provide the disclosure required by Item 4.D of Form 20-F. In this regard, we note the disclosure about leases in Note 4 on pages F-9 and F-10 and in Note 3 on page F-20. Also file as an exhibit the lease agreement mentioned in Note 3 and in Note 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended DRS to state the following:

Our corporate headquarters are located at 23-25 Mangrove Lane, Taren Point, New South Wales 2229, Australia, where we occupy facilities totaling over 30,000 square feet. Our showroom and storage facility are located at the same address as our corporate office.

We lease the facilities in Taren Point, NSW, Australia. The lease commenced on July 15, 2018 and ends on July 14, 2023, with a three-year optional extension that we expect to utilize. The monthly lease payment is AUD25,000 and is subject to an annual escalation rate of 3%.

In addition, the Company has filed as Exhibit 10.6 to the Amended DRS the lease agreement mentioned in Note 3 and in Note 4.

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Our Employees, page 62

14. Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location pursuant to Item 6.D of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Amended DRS to state the following:

As of the date of the prospectus, we have a total of 17 employees with 11 full-time employees, 2 part-time employee, 2 casual employees, and 2 contractors—3 employees serve as management, 6 employees serve as sales and marketing, 4 employees serve as warehouse management, 3 employees serve as procurement and logistics, and 1 employee serves as general administration. All of our employees and contractors are located in Sydney, Australia.

Management, page 63

15. Please clarify whether your officers devote their full-time attention to you. In this regard, it appears from page 63 that Mr. Robertson also is an officer of Artemis Resources Limited. If they do not devote full-time attention to you, then revise the Risk Factors section to highlight the risk that the officers do not devote full-time attention to you and their conflicts of interest.

Response: The Company’s Chief Executive Officer and director, Mr. Guy Robertson, also serves as an officer of Artemis Resources Limited and does not devote his full-time attention to the Company. All other officers of the Company devote their full-time attention to the Company. In response to the Staff’s comment, the Company has included the following risk factor disclosure on page 19 of the Amended DRS:

Our chief executive officer and director, Mr. Guy Robertson, and our independent directors do not devote their full-time attention to the affairs of the Company and could allocate their time and attention to other business ventures which may not benefit the Company.

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Our chief executive officer and director, Mr. Guy Robertson, and our independent directors do not devote their time exclusively to the Company and engage in other business activities. Mr. Robertson also serves as the CFO of Artemis Resources and currently serves as director of the following ASX-listed companies: Artemis Resources Limited (since January 2022), Greentech Metals Limited (since December 2021), Bioxyne Limited (since June 2022) and Hastings Technology Metals Ltd (since April 2019). Mr. Robertson is also the owner of a small business providing company secretarial services to various ASX-listed companies, an interest which he has held over the last five years. Although there are none known to us, the potential for conflicts of interest exists among us and affiliated persons for future business opportunities that may not be presented to us. Our officers and directors may have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved.

16. Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers named here. In this regard, we note the press release in January 2022 that Mr. Robertson was appointed to the board of directors of Artemis Resources Limited.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended DRS to state the following:

Guy Adrian Robertson currently serves as director of the following ASX-listed companies: Artemis Resources Limited (ASX: ARV, since January 2022), Greentech Metals Limited (ASX: GRE, since December 2021), Bioxyne Limited (ASX: BXN, since June 2022) and Hastings Technology Metals Ltd (ASX: HAS, since April 2019). Mr. Robertson is also the owner of Integrated CFO Solutions Pty Ltd, a small business providing company secretarial services to various ASX-listed companies, an interest which he has held over the last five years. Mr. Robertson holds a Bachelor of Commerce degree (Hons) from the University of Cape Town and is a Chartered Accountant (Australia).

17. Please file the consents for Messrs. Leighton, Wu and Ross as exhibits to your registration statement. For guidance, refer to Rule 438 of the Securities Act.

Response: In response to the Staff’s comment, the Company has submitted the consents for Messrs. Leighton, Wu and Ross as exhibits to the Amended DRS.

Executive Compensation, page 66

18. Please update your compensation disclosure in this section and in the “Compensation of Directors” section on page 66 for your recently completed fiscal year ended June 30, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amended DRS to state the following:

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended June 30, 2022 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Guy Adrian Robertson, CEO	2022	-	-	-	-	-	-	-
Jamarson Kong, CFO	2022	39,764	-	-	-	-	-	39,764

Related Party Transactions, page 68

19. Please provide the disclosure required by Item 7.B. of Form 20-F. For example, we note the disclosure in this section does not mention: (1) the amount due from a related party disclosed on page F-2; and (2) the balance due from a related party was collected in full subsequent to December 31, 2021 disclosed on page F-11.

Response: The Company has revised the disclosure on page 68 of the Amended DRS to include the following:

The outstanding loan amount as at June 30, 2020, June 20, 2021, and December 31, 2021 were $300,896, $1,076,687, and $1,041,091, respectively. Subsequent to December 31, 2021, the balance due from the related party was collected in full.

Lock-up Agreements, page 74

20. Please file as exhibits the lock-up agreements mentioned in this section.

Response: In response to the Staff’s comment, the Company has submitted the form of lock-up agreement as an exhibit to the Amended DRS.

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Index to Financial Statements - Fitell Corporation, page F-1

21. Please revise to include the audited financial statements of the registrant, Fitell Corporation, in accordance with Item 8.A.4 of Form 20-F. In addition, tell us and disclose the registrant’s fiscal year-end.

Response: In response to the Staff’s comment, the Company has included the audited consolidated financial statements of Fitell Corporation for the fiscal years ended June 30, 2021 and 2020 and the unaudited interim consolidated financial statements of Fitell Corporation for the six months ended December 31, 2021 and 2020.

Unaudited Pro Forma Combined Financial Statements As of December 31, 2021, page F-22

22. We note that Fitell Corporation entered into a share exchange agreement with KMAS Capital and Investment Pty Ltd (“KMAS”), which holds all of the issued and outstanding shares of GD Wellness Pty Ltd (“GD”), and SKMA Capital and Investment Ltd (“SKMA”), which holds all of the issued and outstanding shares of KMAS. Citing the authoritative accounting guidance that supports your treatment, please tell us in sufficient detail how you accounted for the share exchange agreement. In doing so, clarify if you accounted for the transaction as a business combination using purchase accounting under ASC 805, a reverse merger recapitalization, or a reorganization of entities under common control under ASC 805-50. See ASC 805-10-15-3 and -4. We note your disclosure on page 68 that your director, Ms. Jieting Zhao, holds all of the issued and outstanding shares of SKMA, which wholly-owned KMAS and GD prior to the share exchange. Tell us the percentage ownership interest in Fitell Corporation held by Ms. Zhao immediately prior to the share exchange. Also clarify why you provide historical financial statements of GD instead of the KMAS parent.

Response: Based on the Company’s response to the Staff’s comment 21, the pro forma financial statements are no longer required. Please see Note 1 of the audited financial statements of Fitell Corporation on page F-7 for clarification of the organization of the Company. Immediately prior to the share exchange, Ms. Jieting Zhao held 100% ownership interest in SKMA and SKMA held 92% ownership interest in Fitell Corporation.

23. Pursuant to Rule 11-02(c) of Regulation S-X, please limit your pro forma statements of operations to the most recent annual and interim periods and your pro forma balance sheet to the most recent period required. Since Fitell Corporation was incorporated on April 11, 2022, also clarify how historical financial statements are available prior to such date.

Response: Based on the Company’s response to the Staff’s comment 21, the pro forma financial statements are no longer required. Please see Note 1 of the audited financial statements of Fitell Corporation on page F-7 for clarification of the organization of the Company.

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Exhibit Index, page II-4

24. Please re-file exhibits 2.1, 3.1 and 10.1 in the proper searchable format.

Response: In response to the Staff’s comment, the Company has re-filed exhibits 2.1, 3.1 and 10.1 in the proper searchable format in the Amended DRS.

Signatures, page II-5

25. Below the second paragraph of text on the Signatures page, please include the signature of the principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Amended DRS.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation

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